[redacted]

08032032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lets GoTrade, Inc DBA ChoiceTrade

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 State Route 18 - Suite 3000
(No. and Street)

East Brunswick (City) New Jersey (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald H. Buckner 732 214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravi Venkataraman, C.P.A.
(Name – *if individual, state last, first, middle name*)

1502 North Oaks Blvd (Address) North Brunswick (City) NJ (State) 08902 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SEC Mail Processing Section
MAY 3 0 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
JUN 0 6 2008
THOMSON REUTERS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
4315 ROUTE 1 SOUTH
MONMOUTH JUNCTION, NJ 08852

TEL: (609) 452-7770 **FAX: (609) 452-7076**

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

Pursuant to SEC Rule 17a-5(d)(4), please be advised that no material differences existed between the audited Computation of Net Capital and ChoiceTrade's corresponding Unaudited FOCUS Report – Part IIA for the period ended March 31, 2008.

Thank you.

Sincerely,

R. Venkataraman
Ravi Venkatraman
Certified Public Accountant
May 16, 2008

LetsGoTrade, Inc.
dba ChoiceTrade

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT

LetsGoTrade, Inc.

TABLE OF CONTENTS

MARCH 31, 2008 AND 2007

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
4315 US ROUTE 1 SOUTH
MONMOUTH JUNCTION, NJ 08852
TEL: (609) 452-7770 FAX: (609) 452-7076

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc (the Company), as of March 31, 2008 and 2007, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LetsGoTrade, Inc. as at March 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. Venkataraman

Ravi Venkataraman, CPA
May 16, 2008

LetsGoTrade, Inc
STATEMENT OF FINANCIAL CONDITION

	March 31, 2008	March 31, 2007
ASSETS		
Current Assets:		
Cash	$507,518	$60,791
Clearing Firm Accounts	135,700	87,053
Other Receivables	13,874	18,213
Prepaid Expenses (Note 2)	25,253	7,597
Other Current Assets	505,234	568,408
Total Current Assets	1,187,579	742,062
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2008 and 2007 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	2,890	2,800
Software Development Costs (Note 1,11)	195,778	
Total Other Assets	198,668	2,800
TOTAL ASSETS	$1,386,247	$744,862
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$27,806	$31,844
Accrued Expenses	7,250	5,250
Other Current Liabilities (Note 8)	20,000	20,000
Total Current Liabilities	55,056	57,094
Stockholders' Equity:		
Common Stock (Note 6,7,10)	250,978	243,978
Preferred Stock (Note 10)	20	20
Additional Paid - in Capital	2,603,619	1,840,619
Retained Earnings	(1,523,426)	(1,396,849)
Total Stockholders' Equity	1,331,191	687,768
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,386,247	$744,862

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc
STATEMENT OF INCOME
FOR THE YEAR ENDED

	March 31, 2008	March 31, 2007
Revenues	$1,608,915	$1,583,842
Cost of Sales	(738,313)	(650,210)
Gross Profit	870,602	933,632
General, Sales, and Administrative Expenses (Note 12)	(837,039)	(614,189)
Depreciation (Note 3)		0
Income from operations	33,563	319,443
Interest income	45,960	37,791
Net Income	79,523	357,234
Retained Earnings - Beginning	(1,396,849)	(1,346,083)
Dividend Paid (Note 10)	(206,100)	(408,000)
Retained Earnings - Ending	($1,523,426)	($1,396,849)

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED

	March 31, 2008	**March 31, 2007**
Cash Flow from Operating activities:		
Net Income for the period	$79,523	$357,234
Add: Depreciation	0	0
Changes in assets and liabilities:		
(Increase) Decrease in Clearing Firm Account	(48,647)	3,013
Increase in Prepaid Expenses	(17,656)	(1,256)
Decrease/(Increase) in Other Current Assets	63,174	(6,213)
Decrease/(Increase) in Other Receivables	4,339	(5,305)
Increase in Security Deposits	(90)	(1,152)
Increase in Software Development Cost	(195,778)	0
(Decrease)/Increase in Accounts Payable	(4,038)	7,859
Increase in Accrued Expenses	2,000	2,000
Net (Decrese) Increase in cash from Operating Activities	(117,173)	356,180
Cash Flow from Financing activities:		
Common Stock	7,000	9,300
Preferred Stock	0	0
Additional Paid-in Capital	763,000	39,600
Dividend Paid	(206,100)	(408,000)
Net Increase/(Decrease) in cash from Financing Activities	563,900	(359,100)
Net Increase/(Decrease) in Cash	446,727	(2,920)
Cash - Beginning	60,791	63,711
Cash - Ending	$507,518	$60,791

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008

Note 1 - Summary of Significant Accounting Policies:

A. General

LetsGoTrade, Inc was incorporated in the State of Delaware on March 28, 2000. It has its main office in central New Jersey. LetsGoTrade, Inc is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission doing business as ChoiceTrade. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

C. Revenue Recognition

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, and, to a lesser extent, payments from electronic communications networks. Revenues from securities transactions are recognized on a trade date basis and are executed by independent broker-dealers and electronic communications networks. Order flow revenues are accrued in the same period as the related securities transactions.

D. Software Development Costs:

Software development costs are capitalized by the company and amortized over its estimated useful life.

Note 2 – Prepaid Expenses and Other Current Assets:

Prepaid Expenses represents prepaid legal fees, Regulatory fees and registration fees. Other Current Assets represents employee and other advances.

Note 3 - Property and Equipment:

Property and Equipment consists of the following:

	March 31,2008	March 31,2007
Equipment	$81,011	$ 81,011
Less: Accumulated Depreciation	81,011	81,011
	$ 0	$ 0

There was no depreciation expense for the years ended March 31, 2008 and 2007.

Note 4 – Security Deposits:

The Security deposit for March 31,2008 consists of the following:

Rental Deposit	$ 2,890

Note 5 - Commitments:

Effective May 1, 2008, LetsGoTrade, Inc has renewed leased office space at 197 Route 18, Suite # 3000, East Brunswick, NJ 08816, for a one year period. The lease rental is $2,090 per month.

Note 6 – 2000 Long-Term Incentive Plan:

In July 2001, LetsGoTrade, Inc. instituted its "2000 Long-Term Incentive Plan". The purpose of this plan is to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, motivate, and retain personnel upon whose judgment, initiative, and efforts the financial success and growth of the business of the Company largely depend, to offer such personnel additional incentives to put forth maximum efforts for the success of the business, and to afford them an opportunity to acquire a proprietary interest in the Company through stock ownership and other rights.

In conjunction with the plan, the Company allocated 10,000,000 shares of its Common Stock. As of March 31, 2008 there were 3,529,000 available shares remaining for future awards. From inception through March 31, 2008, the Company awarded 6,471,000 shares of stock from the plan in the form of restricted stock, warrants and options. As of March 31, 2008, there were 258,000 shares in the form of warrants that expire July 2008. No option agreements were outstanding. All awards were fully vested.

Note 7 – Options and Warrants:

In conjunction with the Company's "2000 Long-term Incentive Plan" and in consideration for various business arrangements and goodwill, the Company granted options and issued warrants to purchase shares of the Company's Common Stock. As of March 31, 2008 and 2007 there were 4,116,257 and 343,000 outstanding warrants. Such warrants are fully vested and exercisable at strike prices ranging from $ 0.01 to $ 1.10 per share and expire on various dates through June 28, 2014. During the year ended March 31, 2008 and 2007, warrants expired representing 85,000 and 0 shares respectively. No options or warrants were exercised during the years ended March 31, 2008 and 2007.

Note 8– Related Party Transactions:

Other current liabilities of $20,000 as of March 31, 2008 represent a note payable to the spouse of a shareholder of the Company. Interest is payable monthly on the unpaid balance at a rate of eleven percent per annum. The note is payable on June 30, 2008. The Company anticipates that the due date of the note will be extended to December 31, 2008.

Note 9 – Regulatory Requirements:

LetsGoTrade,Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc.("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $ 5,000. The Company had amounts in relation to the Rule as follows:

	March 31,2008	March 31,2007
Net Capital	$602,036	$108,963
Required Net Capital	5,000	5,000
Excess Net Capital	597,036	103,963

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	March 31,2008	March 31,2007
Aggregated Indebtedness	$55,056	$57,094
Net Capital	602,036	108,963
Ratio	0.09 to 1	0.52 to 1

Note 10- Share Capital:

Common Stock

The total number of shares that the Company is authorized to issue is Forty Million (40,000,000) shares of Common Stock, $.01 par value per share. As of March 31,2008 and 2007, the shares issued and outstanding were 25,097,800 and 24,397,800 respectively. There are restrictions on the transfer of shares which are outlined in the Stockholder's Agreement.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Preferred Stock, $.01 par value per share, non-cumulative. As of March 31, 2008 and 2007, there were 2000 shares issued and outstanding, held by an officer of the Company. During the years ended March 31, 2008 and 2007, a total of $103.05 and $204.00 per share of preferred dividends were paid respectively.

Note 11- Software Development Costs:

Software Development costs consists of the following:

	March 31,2008	March 31,2007
Capitalized	$195,778	$ 0
Less: Accumulated amortization	0	0
	$ 0	$ 0

There was no amortization expense for the years ended March 31, 2008 and 2007.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
March 31,

Note 12 - General, Sales and Administration expenses:

	2008	2007
Advertising expense	$12,010	$91,567
Audit fees	5,000	5,000
Other service fees	732	360
Charitable contribution	1,500	0
Dues and subscriptions	4,435	0
Employee benefits	22,686	17,507
Entertainment expenses	226,468	525
Interest	3,400	3,400
Legal expense	3,920	0
Marketing expenses	39,500	56,334
Market data fees	7,177	0
Consulting expenses	1,764	20,145
Regulatory fees	13,796	11,849
Office expenses	12,836	10,177
Travel expenses	31,753	10,216
Compliance cost	4,309	1,061
Rent expense	17,790	16,224
Software expenses	0	34,549
Payroll taxes	27,078	22,151
Taxes	1,340	1,000
Salary	316,291	286,722
Other expenses	1,659	9,792
Telephone expenses	81,595	15,610
Total	$837,039	$614,189

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
4315 US ROUTE 1 SOUTH
MONMOUTH JUNCTION, NJ 08852
TEL: (609) 452-7770 FAX: (609) 452-7076

AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

In planning and performing our audit of the financial statements and supplemental schedules of LetsGoTrade, Inc.(the Company), for the years ended March 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. Venkataraman

Ravi Venkataraman, CPA
May 16, 2008

LetsGoTrade, Inc.
Computation of Net Capital Pursuant to Rule 15C3-1

	March 31, 2008	March 31, 2007
Computation of Net Capital		
Total ownership equity from Statement of Financial Condition	$1,331,191	$687,768
Deduct ownership equity not allowable for Net Capital	(729,155)	(578,805)
Total ownership equity qualified for Net Capital	602,036	108,963
Net Capital	602,036	108,963
Computation of Basic Net Capital Requirement		
Minimum net capital required	$3,669	$3,804
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	5,000	5,000
Net Capital requirement	5,000	5,000
Excess net capital	597,036	103,963
Excess net capital at 1000%	596,529	103,253
Computation of Aggregate Indebtedness		
Total A.I. Liabilities from Statement of Financial Condition	$55,056	$57,094
Total aggregate indebtedness	55,056	57,094
Aggregate Indebtedness to Net Capital Computation		
	9.14%	52.40%

LetsGoTrade, Inc
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	March 31, 2008	March 31, 2007
Opening Balance	$687,768	$689,634
Net Change during the year		
- Common Stock	7,000	9,300
- Additional Paid in Capital	763,000	39,600
- Preferred Stock	0	0
- Dividend Paid	(206,100)	(408,000)
Net Income For the year	79,523	357,234
Ending Balance	$1,331,191	$687,768

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
dba ChoiceTrade

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2008 AND 2007

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT

LetsGoTrade, Inc.

TABLE OF CONTENTS

MARCH 31, 2008 AND 2007

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
4315 US ROUTE 1 SOUTH
MONMOUTH JUNCTION, NJ 08852
TEL: (609) 452-7770 FAX: (609) 452-7076

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc (the Company), as of March 31, 2008 and 2007, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LetsGoTrade, Inc. as at March 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. Venkataraman

Ravi Venkataraman, CPA
May 16, 2008

LetsGoTrade, Inc
STATEMENT OF FINANCIAL CONDITION

	March 31, 2008	March 31, 2007
ASSETS		
Current Assets:		
Cash	$507,518	$60,791
Clearing Firm Accounts	135,700	87,053
Other Receivables	13,874	18,213
Prepaid Expenses (Note 2)	25,253	7,597
Other Current Assets	505,234	568,408
Total Current Assets	1,187,579	742,062
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2008 and 2007 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	2,890	2,800
Software Development Costs (Note 1,11)	195,778	
Total Other Assets	198,668	2,800
TOTAL ASSETS	$1,386,247	$744,862
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$27,806	$31,844
Accrued Expenses	7,250	5,250
Other Current Liabilities (Note 8)	20,000	20,000
Total Current Liabilities	55,056	57,094
Stockholders' Equity:		
Common Stock (Note 6,7,10)	250,978	243,978
Preferred Stock (Note 10)	20	20
Additional Paid - in Capital	2,603,619	1,840,619
Retained Earnings	(1,523,426)	(1,396,849)
Total Stockholders' Equity	1,331,191	687,768
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,386,247	$744,862

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc
STATEMENT OF INCOME
FOR THE YEAR ENDED

	March 31, 2008	March 31, 2007
Revenues	$1,608,915	$1,583,842
Cost of Sales	(738,313)	(650,210)
Gross Profit	870,602	933,632
General, Sales, and Administrative Expenses (Note 12)	(837,039)	(614,189)
Depreciation (Note 3)		0
Income from operations	33,563	319,443
Interest income	45,960	37,791
Net Income	79,523	357,234
Retained Earnings - Beginning	(1,396,849)	(1,346,083)
Dividend Paid (Note 10)	(206,100)	(408,000)
Retained Earnings - Ending	($1,523,426)	($1,396,849)

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED

	March 31, 2008	March 31, 2007
Cash Flow from Operating activities:		
Net Income for the period	$79,523	$357,234
Add: Depreciation	0	0
Changes in assets and liabilities:		
(Increase) Decrease in Clearing Firm Account	(48,647)	3,013
Increase in Prepaid Expenses	(17,656)	(1,256)
Decrease/(Increase) in Other Current Assets	63,174	(6,213)
Decrease/(Increase) in Other Receivables	4,339	(5,305)
Increase in Security Deposits	(90)	(1,152)
Increase in Software Development Cost	(195,778)	0
(Decrease)/Increase in Accounts Payable	(4,038)	7,859
Increase in Accrued Expenses	2,000	2,000
Net (Decrese) Increase in cash from Operating Activities	(117,173)	356,180
Cash Flow from Financing activities:		
Common Stock	7,000	9,300
Preferred Stock	0	0
Additional Paid-in Capital	763,000	39,600
Dividend Paid	(206,100)	(408,000)
Net Increase/(Decrease) in cash from Financing Activities	563,900	(359,100)
Net Increase/(Decrease) in Cash	446,727	(2,920)
Cash - Beginning	60,791	63,711
Cash - Ending	$507,518	$60,791

The Notes to Finacial Statements are an intergral part of these statements.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008

Note 1 - Summary of Significant Accounting Policies:

A. General

LetsGoTrade, Inc was incorporated in the State of Delaware on March 28, 2000. It has its main office in central New Jersey. LetsGoTrade, Inc is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission doing business as ChoiceTrade. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

C. Revenue Recognition

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, and, to a lesser extent, payments from electronic communications networks. Revenues from securities transactions are recognized on a trade date basis and are executed by independent broker-dealers and electronic communications networks. Order flow revenues are accrued in the same period as the related securities transactions.

D. Software Development Costs:

Software development costs are capitalized by the company and amortized over its estimated useful life.

Note 2 – Prepaid Expenses and Other Current Assets:

Prepaid Expenses represents prepaid legal fees, Regulatory fees and registration fees. Other Current Assets represents employee and other advances.

Note 3 - Property and Equipment:

Property and Equipment consists of the following:

	March 31,2008	March 31,2007
Equipment	$81,011	$ 81,011
Less: Accumulated Depreciation	81,011	81,011
	$ 0	$ 0

There was no depreciation expense for the years ended March 31, 2008 and 2007.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008

Note 4 – Security Deposits:

The Security deposit for March 31,2008 consists of the following:

Rental Deposit $ 2,890

Note 5 - Commitments:

Effective May 1, 2008, LetsGoTrade, Inc has renewed leased office space at 197 Route 18, Suite # 3000, East Brunswick, NJ 08816, for a one year period. The lease rental is $2,090 per month.

Note 6 – 2000 Long-Term Incentive Plan:

In July 2001, LetsGoTrade, Inc. instituted its "2000 Long-Term Incentive Plan". The purpose of this plan is to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, motivate, and retain personnel upon whose judgment, initiative, and efforts the financial success and growth of the business of the Company largely depend, to offer such personnel additional incentives to put forth maximum efforts for the success of the business, and to afford them an opportunity to acquire a proprietary interest in the Company through stock ownership and other rights.

In conjunction with the plan, the Company allocated 10,000,000 shares of its Common Stock. As of March 31, 2008 there were 3,529,000 available shares remaining for future awards. From inception through March 31, 2008, the Company awarded 6,471,000 shares of stock from the plan in the form of restricted stock, warrants and options. As of March 31, 2008, there were 258,000 shares in the form of warrants that expire July 2008. No option agreements were outstanding. All awards were fully vested.

Note 7 – Options and Warrants:

In conjunction with the Company's "2000 Long-term Incentive Plan" and in consideration for various business arrangements and goodwill, the Company granted options and issued warrants to purchase shares of the Company's Common Stock. As of March 31, 2008 and 2007 there were 4,116,257 and 343,000 outstanding warrants. Such warrants are fully vested and exercisable at strike prices ranging from $ 0.01 to $ 1.10 per share and expire on various dates through June 28, 2014. During the year ended March 31, 2008 and 2007, warrants expired representing 85,000 and 0 shares respectively. No options or warrants were exercised during the years ended March 31, 2008 and 2007.

Note 8– Related Party Transactions:

Other current liabilities of $20,000 as of March 31, 2008 represent a note payable to the spouse of a shareholder of the Company. Interest is payable monthly on the unpaid balance at a rate of eleven percent per annum. The note is payable on June 30, 2008. The Company anticipates that the due date of the note will be extended to December 31, 2008.

Note 9 – Regulatory Requirements:

LetsGoTrade,Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc.("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $ 5,000. The Company had amounts in relation to the Rule as follows:

	March 31,2008	March 31,2007
Net Capital	$602,036	$108,963
Required Net Capital	5,000	5,000
Excess Net Capital	597,036	103,963

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	March 31,2008	March 31,2007
Aggregated Indebtedness	$55,056	$57,094
Net Capital	602,036	108,963
Ratio	0.09 to 1	0.52 to 1

Note 10- Share Capital:

Common Stock

The total number of shares that the Company is authorized to issue is Forty Million (40,000,000) shares of Common Stock, $.01 par value per share. As of March 31,2008 and 2007, the shares issued and outstanding were 25,097,800 and 24,397,800 respectively. There are restrictions on the transfer of shares which are outlined in the Stockholder's Agreement.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Preferred Stock, $.01 par value per share, non-cumulative. As of March 31, 2008 and 2007, there were 2000 shares issued and outstanding, held by an officer of the Company. During the years ended March 31, 2008 and 2007, a total of $103.05 and $204.00 per share of preferred dividends were paid respectively.

Note 11- Software Development Costs:

Software Development costs consists of the following:

	March 31,2008	March 31,2007
Capitalized	$195,778	$ 0
Less: Accumulated amortization	0	0
	$ 0	$ 0

There was no amortization expense for the years ended March 31, 2008 and 2007.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
March 31,

Note 12 - General, Sales and Administration expenses:

	2008	2007
Advertising expense	$12,010	$91,567
Audit fees	5,000	5,000
Other service fees	732	360
Charitable contribution	1,500	0
Dues and subscriptions	4,435	0
Employee benefits	22,686	17,507
Entertainment expenses	226,468	525
Interest	3,400	3,400
Legal expense	3,920	0
Marketing expenses	39,500	56,334
Market data fees	7,177	0
Consulting expenses	1,764	20,145
Regulatory fees	13,796	11,849
Office expenses	12,836	10,177
Travel expenses	31,753	10,216
Compliance cost	4,309	1,061
Rent expense	17,790	16,224
Software expenses	0	34,549
Payroll taxes	27,078	22,151
Taxes	1,340	1,000
Salary	316,291	286,722
Other expenses	1,659	9,792
Telephone expenses	81,595	15,610
Total	$837,039	$614,189

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
4315 US ROUTE 1 SOUTH
MONMOUTH JUNCTION, NJ 08852
TEL: (609) 452-7770 FAX: (609) 452-7076

AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

In planning and performing our audit of the financial statements and supplemental schedules of LetsGoTrade, Inc.(the Company), for the years ended March 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. Venkataraman

Ravi Venkataraman, CPA
May 16, 2008

LetsGoTrade, Inc.
Computation of Net Capital Pursuant to Rule 15C3-1

	March 31, 2008	March 31, 2007
Computation of Net Capital		
Total ownership equity from Statement of Financial Condition	$1,331,191	$687,768
Deduct ownership equity not allowable for Net Capital	(729,155)	(578,805)
Total ownership equity qualified for Net Capital	602,036	108,963
Net Capital	602,036	108,963
Computation of Basic Net Capital Requirement		
Minimum net capital required	$3,669	$3,804
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	5,000	5,000
Net Capital requirement	5,000	5,000
Excess net capital	597,036	103,963
Excess net capital at 1000%	596,529	103,253
Computation of Aggregate Indebtedness		
Total A.I. Liabilities from Statement of Financial Condition	$55,056	$57,094
Total aggregate indebtedness	55,056	57,094
Aggregate Indebtedness to Net Capital Computation		
	9.14%	52.40%

LetsGoTrade, Inc
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	March 31, 2008	March 31, 2007
Opening Balance	$687,768	$689,634
Net Change during the year		
- Common Stock	7,000	9,300
- Additional Paid in Capital	763,000	39,600
- Preferred Stock	0	0
- Dividend Paid	(206,100)	(408,000)
Net Income For the year	79,523	357,234
Ending Balance	$1,331,191	$687,768

The Notes to Finacial Statements are an intergral part of these statements.

END